O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  KSCHLESINGER@OLSHANLAW.COM

DIRECT DIAL:  212.451.2252

May 25, 2018

VIA EDGAR AND ELECTRONIC MAIL

Jeff Kauten
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	FalconStor Software, Inc. Preliminary Proxy Statement on Schedule 14A Filed May 16, 2018 File No. 000-23970

Dear Mr. Kauten:

On behalf of FalconStor Software, Inc. (the “Company”), we acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission dated May 24, 2018 (the “Comment Letter”) with regard to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). We have reviewed the Comment Letter with the Company and provide the following responses on their behalf. Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 3 Approval of an Amendment to our Restated Certificate of Incorporation to Increase the Authorized Shares, page 38

1.	We note that you are seeking an increase in the number of authorized shares of common stock to ensure that the company can issue all of the shares of common stock issuable upon the exercise of the financing warrants and the backstop warrants. Please provide the information required by Item 11 of Schedule 14A with respect to the issuance of the financing warrants and backstop warrants, or tell us why you believe such disclosure is not required. Refer to Note A to Schedule 14A.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 25, 2018

The Company respectfully believes that the information set forth in Item 11 of Schedule 14A is not required with respect to the Financing Warrants and Backstop Warrants. The Company is submitting Proposal No. 3 to increase the number of authorized shares of Common Stock, in part, to ensure that the Company has sufficient shares of Common Stock available upon the exercise of the Financing Warrants and the Backstop Warrants. The issuance of such warrants, however, is not contingent upon the approval of Proposal No. 3, and the Company previously issued a significant portion of such warrants to HCP-FVA on November 17, 2017 and February 23, 2018. Substantially all of the Backstop Warrants have been exercised and the terms of the Financing Warrants provide that they are exercisable if the Company has sufficient authorized capital available to issue upon their exercise.

In addition, the Company respectfully believes that the information set forth in Note A of Schedule 14A does not apply to Proposal No. 3. Note A provides that information required by Items 11, 13 and 14 shall be furnished where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction. In Proposal No. 3, the proposed increase to the Company’s authorized shares of Common Stock is not submitted to the Company’s stockholders for their approval in connection with an acquisition. The issuance of the Financing Warrants and the Backstop Warrants was made in connection with a financing to enable the Company to continue to operate its business. Moreover, as the Company’s Common Stock is traded on the OTCQB and not Nasdaq or another stock exchange and the Company is a Delaware corporation, there is no stock exchange or state law requirement which requires the financing to be approved by stockholders. Accordingly, we believe Note A to Schedule 14A is not applicable.

To the extent that the Staff believes Note A to Schedule 14A is applicable, we believe the disclosure obligations should be addressed as follows in the Proxy Statement. Item 14 of Schedule 14A is inapplicable because there is no merger, consolidation, acquisition or similar matter. The Instructions to Item 13 of Schedule 14A provide that the information required by this Item may be excluded if it is not material for the exercise of prudent judgment and “information is not deemed material when the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction.” As the need for additional Common Stock is not due to an exchange, merger, consolidation or similar transaction, we believe there is no obligation to disclose under Item 13 of Schedule 14A. Alternatively, to the extent the Staff disagrees with our view that no disclosure under Item 13 of Schedule 14A is required, as discussed in connection with our response to question 2, we believe this information can be incorporated by reference. Accordingly, the disclosure obligations under Item 13 of Schedule 14A can be satisfied by revising the section titled “Annual Report” on page 48 of the Proxy Statement to add the following underlined language:

“The Company has sent, or is concurrently sending, to all of its stockholders of record as of April 30, 2018 information on how those stockholders may access a copy of the Company’s Annual Report for the fiscal year ended December 31, 2017. Such report contains the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2017 and shall be deemed incorporated by reference into this Proxy Statement.”

May 25, 2018

With Item 11 of Schedule 14A, we believe the disclosure obligations have been satisfied in the Proxy Statement other than Item 11(b) of Schedule 14A relating to the information required by Item 202 of Registration 8-K. To the extent the Staff believes the Proxy Statement should include Item 11 of Schedule 14A disclosure, we propose adding the following new section to the Proxy Statement titled “Description of Securities” immediately prior to Proposal No. 3:

“Description of Securities

The following is a summary of the rights and preferences of our capital stock and certain other securities convertible into our capital stock. While we believe that the following description covers the material terms of our capital stock and other securities, the description may not contain all of the information that is important to you and is subject to and qualified in its entirety by our Restated Certificate of Incorporation, Bylaws, and the other agreements and instruments described below, and by the provisions of applicable Delaware law. We encourage you to read carefully this entire Proxy Statement, our Restated Certificate of Incorporation, as amended, Bylaws and the other agreements and instruments described below for a more complete understanding of our capital stock.

Common Stock

The Company is authorized to issue 100,000,000 shares of Common Stock, par value $0.001 per share. As of April 30, 2018, there were approximately 97,937,491 shares of Common Stock outstanding.

Each share of Common Stock entitles its record holder to one vote on all matters to be voted on by the common stockholders of the Company. Except as otherwise provided by law, actions by the common stockholders of the Company may be approved by a majority vote of the stockholders present at a duly called meeting of the stockholders at which a quorum is present (with the Series A Preferred Stock generally voting on an as-converted basis with the Common Stock); however, an amendment to the Bylaws by the stockholders requires the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, as well as approval by the holders of Series A Preferred Stock, as described more fully below. The Board of the Company may amend the Bylaws with the majority vote of the total number of authorized directors. The Board is classified and currently consists of four directors divided into three classes, each class with a term of office expiring the third succeeding annual meeting of stockholders after election of such class. At all meetings of stockholders for the election of directors, a plurality of the votes cast is sufficient to elect. No provision of the Company’s Restated Certificate of Incorporation or Bylaws provides for cumulative voting in the case of the election of directors or on any other matter.

Each holder of Common Stock of the Company is entitled to share pro rata in any dividends paid on the Common Stock out of assets legally available for that purpose, when, and if declared by the Board. Upon the liquidation, dissolution or winding up of the Company, the assets of the Company shall be distributed pro rata among the holders of Common Stock. However, the aforementioned dividend and liquidation rights are limited and qualified by the Series A Preferred Stock, which has a preference to any such distribution of the assets or funds. Other than the rights described above, the holders of Common Stock have no redemption, preemptive, subscription or conversion rights, nor any rights to payment from any sinking or similar fund, and are not subject to any calls or assessments. There are no restraints in the Restated Certificate of Incorporation or Bylaws of the Company on the right of holders of shares of Common Stock to sell or otherwise alienate their shares of stock in the Company, and there are no provisions discriminating against any existing or prospective holder of shares of Common Stock as a result of such security holder owning a substantial amount of securities.

May 25, 2018

In addition to the Company’s outstanding Common Stock, the Company has outstanding options to purchase its Common Stock held by its employees and directors and additional shares available for issuance under several equity compensation plans, as further described in the Company’s periodic reports filed with the SEC.

Preferred Stock

The Company is authorized to issue 2,000,000 shares of preferred stock, par value $0.001 per share.  Our Board has the authority, subject to any limitations prescribed by Delaware law, to issue shares of preferred stock in one or more series and to fix and determine the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series, without any further vote or action by the stockholders. Any shares of our preferred stock so issued may have priority over our Common Stock with respect to dividend, liquidation and other rights. Our Board may authorize the issuance of preferred stock with voting rights or conversion features that could adversely affect the voting power or other rights of the holders of our Common Stock. Although the issuance of preferred stock could provide us with flexibility in connection with possible acquisitions and other corporate purposes, under some circumstances, it could have the effect of delaying, deferring or preventing a change of control.

On September 16, 2013, the Company issued 900,000 shares designated as Series A Preferred Stock.  This leaves 1,100,000 shares of authorized but unissued preferred stock.  As of April 30, 2018, the Company currently has 900,000 shares of Series A Preferred Stock outstanding.

Series A Preferred Stock

Pursuant to the Certificate of Designations, each share of Series A Preferred Stock can be converted into shares of the Company’s Common Stock, at an initial conversion price equal to $1.02488 per share, subject to appropriate adjustments for any stock dividend, stock split, stock combination, reclassification or similar transaction, (i) at any time at the option of the holder or (ii) by the Company if, following the first anniversary of the issuance of the Series A Preferred Stock (subject to extension under certain circumstances), the volume weighted average trading price per share of the Company’s Common Stock for sixty (60) consecutive trading days exceeds 250% of the conversion price and continues to exceed 225% of the conversion price through the conversion date, subject at all times to the satisfaction of, and the limitations imposed by, the equity conditions set forth in the Certificate of Designations (including, without limitation, the volume limitations set forth therein).

Pursuant to the Certificate of Designations, the holders of the Series A Preferred Stock are entitled to receive quarterly dividends at the prime rate (provided in the Wall Street Journal Eastern Edition) plus 5% (up to a maximum dividend rate of 10%), payable in cash, provided, that if the Company does not have at least $1.0 million in positive cash flow for any calendar quarter after giving effect to the payment of such dividends, the Company shall pay such dividends in a combination of cash (to the extent of its positive cash flow in excess of $1.0 million or, if the Company so elects, such greater amount up to the amount of its positive cash flow) and the remainder can be accrued or paid in Common Stock to the extent certain equity conditions are satisfied. If Proposal No. 4 is approved, the Series A Amendments (as defined in Proposal No. 4) will implement certain modifications to the terms of the Series A Preferred Stock, including that dividends on Series A Preferred Stock can be paid either in cash or kind (i.e., through the issuance of additional shares of Series A Preferred Stock), except that the Company is not permitted to pay such dividends in cash while any indebtedness and the Company’s Amendment and Restated Loan Agreement remains outstanding without the consent of the holders of the Series A Preferred Stock. In addition, the declaration and payment of dividends is subject to compliance with applicable law and unpaid dividends will accrue. A holder’s right to convert its shares of Series A Preferred Stock and receive dividends in the form of Common Stock is subject to certain limitations including, among other things, that the shares of Common Stock issuable upon conversion or as dividends will not, prior to receipt of stockholder approval, result in any holder beneficially owning greater than 19.99% of the Company’s currently outstanding shares of Common Stock.

May 25, 2018

Upon certain triggering events, such as bankruptcy, insolvency or a material adverse effect or failure of the Company to issue shares of Common Stock upon conversion of the Series A Preferred Stock in accordance with its obligations, the holders may require the Company to redeem all or some of the Series A Preferred Stock at a price per share equal to the greater of (i) the sum of 100% of the stated value of a share of Series A Preferred Stock plus accrued and unpaid dividends with respect thereto, and (ii) the product of the number of shares of Common Stock underlying a share of Series A Preferred Stock and the closing price as of the occurrence of the triggering event. On or after August 5, 2017 (if Proposal No. 4 is approved such date shall be July 31, 2021), each holder of Series A Preferred Stock can also require the Company to redeem its Series A Preferred Stock in cash at a per share price equal to 100% of the stated value of a share of Series A Preferred Stock plus accrued and unpaid dividends with respect thereto. Upon consummation of a fundamental sale transaction, the Series A Preferred Stock shall be redeemed at a per share redemption price equal to the greater of (y) 250% of the per share purchase price of the Series A Preferred Stock and (z) the price payable in respect of such share of Series A Preferred Stock if such share of Series A Preferred Stock had been converted into such number of shares of Common Stock in accordance with the Certificate of Designations (but without giving effect to any limitations or restrictions contained therein) immediately prior to such fundamental sale transaction. If Proposal No. 4 is approved, the Series A Amendments will change the 250% threshold to 100% if the fundamental sale transaction is approved by the two Series A Directors. In addition, if the Company consummates an equity or debt financing that results in more than $5.0 million of net proceeds to the Company and/or its subsidiaries, the holders of Series A Preferred Stock will have the right, but not the obligation, to require the Company to use the net proceeds in excess of $5.0 million to repurchase all or a portion of the Series A Preferred Stock at a per share price equal to the greater of (i) the sum of 100% of the stated value of such share of Series A Preferred Stock plus accrued and unpaid dividends with respect thereto, and (ii) the number of shares of Common Stock into which such share of Series A Preferred Stock is then convertible multiplied by the greater of (y) the closing price of the Common Stock on the date of announcement of such financing or (z) the closing price of the Common Stock on the date of consummation of such financing.

Each holder of Series A Preferred Stock has a vote equal to the number of shares of Common Stock into which its Series A Preferred Stock would be convertible as of the record date. In addition, the holders of a majority of the Series A Preferred Stock must approve certain actions, including approving any amendments to the Company’s Restated Certificate of Incorporation or Bylaws that adversely affects the voting powers, preferences or other rights of the Series A Preferred Stock; payment of dividends or distributions; any liquidation, capitalization, reorganization or any other fundamental transaction of the Company; issuance of any equity security senior to or on parity with the Series A Preferred Stock as to dividend rights, redemption rights, liquidation preference and other rights; issuances of equity below the conversion price; any liens or borrowings other than non-convertible indebtedness from standard commercial lenders which does not exceed 80% of the Company’s accounts receivable; and the redemption or purchase of any of the capital stock of the Company.

May 25, 2018

In connection with the issuance and sale of the Series A Preferred Stock, the Company and Hale Capital also agreed that the holders of the Series A Preferred Stock have the exclusive right, voting separately as a class, to elect two (2) directors to the Board, for so long as at least eighty-five percent (85%) of the Series A Preferred Stock purchased under the Purchase Agreement remains outstanding, which shall be reduced to one (1) director at such time as less than eighty-five percent (85%) but greater than fifteen percent (15%) of the Series A Preferred Stock purchased under the Purchase Agreement remains outstanding.  In accordance with the Purchase Agreement, Martin M. Hale, Jr. and Michael P. Kelly were designated for election by the holders of the Series A Preferred Stock to, and currently serve as members of, the Company’s Board.

Anti-Takeover Provisions

The Company may issue up to an additional 1,100,000 shares of preferred stock on such terms and with such rights, preferences and designations, including, without limitation restricting dividends on its Common Stock, dilution of the voting power of its Common Stock and impairing the liquidation rights of the holders of its Common Stock, as the Board may determine without any vote of the stockholders. The issuance of such preferred stock, depending upon the rights, preferences and designations thereof may have the effect of delaying, deterring or preventing a change in control of the Company.

In addition, the Company is subject to Section 203 of the Delaware General Corporation Law, which may restrict the ability of stockholders to authorize a merger, business combination or change of control. Further, the Company has a classified Board.

Warrants

Financing Warrants

The Company currently has outstanding Financing Warrants to purchase 366,990,000 shares of the Company’s Common Stock. The Financing Warrants have an exercise price of $0.001 per share and customary terms and conditions and permit cashless exercise. The Financing Warrants are exercisable at any time until February 23, 2028 subject to stockholders’ approval of Proposal No. 3 to increase the Company’s authorized shares.

Backstop Warrants

The Company currently has outstanding Backstop Warrants to purchase 1,543,630 shares of the Company’s Common Stock. The Backstop Warrants have an exercise price of $0.001 per share and customary terms and conditions and permit cashless exercise. The Backstop Warrants are exercisable at any time until February 23, 2028.”

May 25, 2018

Proposal No. 4 Approval of Amended and Restated Certificate of Designations, page 41

2.	This proposal relates to the modification of the terms of your Series A Convertible Preferred Stock. Please revise your filing to provide information responsive to Item 12(a), (d) and (f) of Schedule 14A or tell us why such information is not required.

We acknowledge the Staff’s comment with respect to Item 12(a) of Schedule 14A and have revised the Proxy Statement accordingly to indicate on page 41 that as of April 30, 2018, there are 900,000 shares of Series A Preferred Stock outstanding. In addition, we respectfully refer the Staff to page 42 of the Proxy Statement where the Company has indicated that other than as described in Proposal No. 4, the Amended and Restated Certificate of Designations and the Series A Amendments reflected therein are not intended to modify the rights of existing holders of Series A Preferred Stock in any material respect. We propose that the balance of Item 12(a) can be addressed through the inclusion of the section titled “Description of Securities” referenced above and the Company can add the appropriate cross-references to the Proxy Statement.

We acknowledge the Staff’s comment with respect to Item 12(d) of Schedule 14A and have revised the Proxy Statement accordingly to add a new paragraph on page 42 to read as follows:

“During the fiscal year ended December 31, 2017 and the first fiscal quarter of 2018, the Company was unable to make its Series A Preferred Stock quarterly dividend payments, and was subject to mandatory redemption under the Series A Preferred Stock purchase agreement. In conjunction with the Commitment, Hale Capital agreed to postpone the date of the mandatory redemption of the Series A Preferred Stock from August 5, 2017 to July 30, 2021, and to waive prior breaches of the terms of the Series A Preferred Stock which had also triggered a mandatory redemption right. The stated value and accrued and unpaid dividends of the Series A Preferred Stock at March 31, 2018 was $10.3 million.”

We acknowledge the Staff’s comment with respect to Item 12(f) of Schedule 14A, which requires the disclosure of the information set forth in Item 13(a) of Schedule 14A. We believe that the information can be excluded as the instructions to Item 13 of Schedule 14A provide that the information can be excluded when it is not a material amount of senior securities being authorized and there is no actual intent to issue preferred stock. While as part of Proposal No. 4, the Company is seeking an increase in designated Series A Preferred Stock, this increase is not material to the overall amount of Series A Preferred Stock as is it is solely to enable dividends to be paid through the issuance of Series A Preferred Stock. Moreover, the Company has no present intention to issue Series A Preferred Stock as a dividend. Finally, the designation of additional shares of preferred stock as Series A Preferred Stock does not change the total number of authorized shares of preferred stock. To the extent the Staff believes that the Item 13 information should be included, information required pursuant to Item 13(a) of Schedule 14A may be incorporated into the Proxy Statement by reference, provided that the information is contained in an annual report to security holders or a previously filed statement or report, such report or statement is delivered to security holders with the Proxy Statement, and the requirements of Item 13(c) of Schedule 14A are met. As the Company will be delivering a copy of its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 to its stockholders with the Proxy Statement, the section titled “Annual Report” on page 48 of the Proxy Statement has been revised to add the following underlined language:

May 25, 2018

“The Company has sent, or is concurrently sending, to all of its stockholders of record as of April 30, 2018 information on how those stockholders may access a copy of the Company’s Annual Report for the fiscal year ended December 31, 2017. Such report contains the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2017 and shall be deemed incorporated by reference into this Proxy Statement.”

General

3.	On July 26, 2017 we issued a comment letter related to your preliminary proxy statement on Schedule 14A filed on July 17, 2017. Please explain why you did not respond to our comment letter or file a Form 8-K stating your intent not to proceed with this solicitation and add risk factor disclosure in this regard in future filings.

We acknowledge the Staff’s comment with respect to the Company’s preliminary proxy statement on Schedule 14A filed on July 17, 2017 (the “July 2017 Proxy Statement”). We respectfully advise the Staff that the principal reason for the filing of the July 2017 Proxy Statement was to submit for stockholder approval various proposals to help ensure that the Company would continue to meet Nasdaq’s continued listing requirements. Several proposals in the July 2017 Proxy Statement state that the purpose of such proposals was to enable the Company to regain compliance with Nasdaq listing standards. Subsequent to the filing of the July 2017 Proxy Statement, it became apparent that the Company would be unable to regain Nasdaq compliance and the Company announced in a Current Report on Form 8-K filed on September 21, 2017 Nasdaq’s decision to delist the Company’s shares from listing. At that point, the July 2017 Proxy Statement became moot. In retrospect, I should have advised the Company that it should state its intent to not proceed with the solicitation and I apologize to the Staff. To the extent it would be helpful, the Company can include risk factor disclosure in this regard in its future filings.

* * * * *

We would be pleased to answer any questions you may have with regard to the Company’s responses to the Comment Letter. Please direct any such questions to the undersigned by telephone at (212) 451-2252 or by email at kschlesinger@olshanlaw.com or to Claudia B. Dubón by telephone at (212) 451-2240 or by email at cdubon@olshanlaw.com.

Thank you for your assistance.

Sincerely,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger

cc: Brad Wolfe